UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number: 001-42951

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WeShop Holdings Limited
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Hawk House
22 The Esplanade
Jersey,
JE1 1HH
Channel Islands
+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
        Form 20-F 🗹 Form 40-F □
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Appointment of New Chief Executive Officer and Director
On June 15, 2026, the board of directors (the “Board”) of WeShop Holdings Limited (the “Company”) approved the appointment of Maria Weaver as Chief Executive Officer and director of the Company (serving as Class III director), effective June 15, 2026. Paul Ellerbeck, the prior Chief Executive Officer of the Company, will continue to serve as a director of the Company. A copy of the press release, issued by the Company on June 15, 2026, announcing Ms. Weaver’s appointment as Chief Executive Officer and director of the Company is filed as Exhibit 99.1 of this Report on Form 6-K.
Maria Weaver most recently served as Managing Director at Oaklins Desilva+Phillips, a middle-market investment bank focused on Marketing, Media, and Technology, from June 2025 to June 2026. Prior to that, Ms. Weaver served as Global President, Warner Music Experience, at Warner Music Group (Nasdaq: WMG) from November 2020 to July 2024. From February 2016 to November 2020, Ms. Weaver served as Global Chief Marketing Officer, Comcast Advertising at Comcast (Nasdaq: CMCSA). Ms. Weaver also worked at Interactive One, a wholly owned digital platform of Urban One, Inc. (Nasdaq: UONE), as Senior Vice President from April 2007 to July 2016. From 1994 to 2003, Ms. Weaver worked at HBO, a subsidiary of Warners Bros. Discovery (Nasdaq: WBD), where she most recently held the title of Senior Director, Brand Marketing and Subscriber Acquisition. Ms. Weaver holds a Bachelor’s degree in communication and media studies from Pace University, and a Master of professional studies degree in design management from the Pratt Institute.
In connection with Ms. Weaver’s appointment, the Company and Ms. Weaver have entered into a customary public company indemnification agreement (in the same form as the other directors and officers of the Company and as filed as Exhibit 4.3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025). Ms. Weaver will also: (i) receive an annual base salary of $500,000; (ii) will be eligible to receive an annual discretionary bonus based on a target bonus opportunity of 100% of her base salary; (iii) receive a sign-on equity grant of 100,000 restricted shares of the Company’s Class A ordinary shares (“Class A ordinary shares”) under a to be adopted equity incentive plan (subject to such plan's adoption and to the approval of the Board), which shares will be fully vested as of the applicable grant date but will not be transferable or disposable until after the first anniversary of the effective date; and (iv) will be eligible to receive grants of performance-based restricted stock units ("PSUs") under a to be adopted equity incentive plan representing the eligibility to receive up to a total of 900,000 Class A ordinary shares (subject to approval by the Board and the terms of the applicable award agreements), which PSUs will be subject to a four-year vesting and performance period, and will be subject to (a) achievement, as certified by the Board (or a committee thereof) in its sole discretion, of one or more performance goals and (b) Ms. Weaver's continued employment through each vesting date.
Other than the foregoing, Ms. Weaver is not party to any arrangement or understanding with any person pursuant to which she was appointed as an executive officer and director of the Company, nor is she party to any transactions required to be disclosed and involving the Company. There are no family relationships between Ms. Weaver and any of the Company’s directors and executive officers.

Exhibits

Exhibit Number	Description

99.1	Press Release, dated June 17, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WESHOP HOLDINGS LIMITED

By: /s/ Johnny Hickling_____________
Name: Johnny Hickling
Title: Chief Financial Officer

Date: June 17, 2026